UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Rule 14f-1

Report of Change in Majority of Directors

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act
of 1934 and Rule 14f-1 thereunder

PLURIS ENERGY GROUP INC.
(Name of Registrant as Specified In Its Charter)

Commission File Number: 000-25579

Suite 200 – 12929 Gulf Freeway Houston, Texas 77034 (713) 538-1484

Incorporated in the	Employer Identification
State of Nevada	No. 87-0571853

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION BY THE SHAREHOLDERS OF
TECHMEDIA ADVERTISING, INC. IS REQUIRED IN RESPONSE TO THIS
INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

GENERAL

This Information Statement is being mailed on or about October 23, 2009, to the holders of shares of common stock, par value $0.001 (the “Common Stock”) of Pluris Energy Group Inc. (the “Company”). You are receiving this Information Statement in connection with the proposed appointment of new members to a majority of seats on the Company’s Board of Directors (the “Board”) as a result of the closing of the below mentioned share exchange agreement. As of the date of this Information Statement, there are 190,000,000 shares of Common Stock issued and outstanding. The Company’s outstanding Common Stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors.

On August 28, 2009, Pluris Energy Group Inc. (the “Company”) entered into a share exchange agreement (the “Agreement”) with Nationwide Energy Portal Inc. (“NEP”), a Texas corporation, and all the shareholders of NEP (the “Vendors”).

NEP owns certain proprietary software which allows electricity brokers to find the least expensive and most efficient provider for their customers.

Under the terms of the Agreement the following is to occur (capitalized terms not defined herein have the meaning given to them in the Agreement):

1.	NEP management will take over management of the Company on the Closing Date;

2.	NEP will appoint a new Board of Directors for the Company on the Closing Date;

3.

All current Pluris management, officers and directors will resign on or before the Closing Date and all Pluris management, officer and director contracts and agreements will be terminated at or prior to closing, with all severance terms, underlying option agreements and stock appreciation rights agreements being cancelled and all underlying benefits to the cancelled agreement being forfeited by Pluris management, officers and directors;

4.	The Company’s outstanding indebtedness will be reduced to no more than $175,000 on or before the Closing Date;

5.

The Company’s two wholly owned subsidiaries, Pluris Energy Group Inc., a British Virgin Islands company (“PBVI”) and Pluris Sarmiento Petroleo SA, an Argentina company (“PSPSA”) will be divested, along with all obligations, liabilities, business activities, and legal undertakings relating to PBVI and PSPSA prior to the Closing Date, all in accordance with the Asset Purchase and Sale Agreement between Pluris Energy Group Inc. and GT Venture Management AG (the “Asset Purchase and Sale Agreement”), which is attached to the Agreement as Schedule “L”;

6.	The Company will issue to NEP shareholders 150,000,000 common shares of the Company on the Closing Date in exchange for 100% of the common shares of NEP.

After the transaction, NEP will be a wholly- owned subsidiary of the Company. Of the 150,000,000 shares to be issued in the transaction, 140,000,000 shares will be held in escrow pursuant to an escrow agreement which must be entered into prior to closing. These shares will be released upon NEP’s management attaining certain revenue goals for the Company. These shares shall retain voting rights; however, these shares shall not be subject to dividends or liquidation distribution until released from escrow.

7.

GT Venture Management AG and Sacha H. Spindler, current Chairman and CEO of the Company, will indemnify the Company, NEP, and its shareholders for certain liabilities up to a maximum of $1,000,000; and

8.

GT Venture Management AG will be retained by the Company for a period of two years subsequent to the Closing Date under a management consulting agreement which must be entered into prior to closing, to provide management consulting and administrative consulting services to the Company by designee Sacha H. Spindler.

On October 15, 2009, the Agreement closed and as a result, NEP became a wholly-owned subsidiary of the Company. Also as a result of the closing of the Agreement, the Vendors collectively own 150,000,000 common shares of the Company.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which was attached as Exhibit 2.1 to the Form 8-K filed on August 31, 2009, and which is incorporated herein by reference.

This Information Statement is being furnished to provide you with certain information concerning the anticipated change in the majority of the members of the Company’s Board.

On October 15, 2009, and in accordance with the closing of the Agreement, Mr. Kenneth Koepke was appointed as Chairman, CEO and as a director of the Company. In addition, on the same date Mr. Michael D. Massingill was appointed as the Chief Technology Officer of the Company. However, the appointment of Mr. Kenneth Koepke as a director of the Company will not become effective until 10 days after this Information Statement has been filed with the Securities and Exchange Commission and transmitted to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors.

In accordance with the closing of the Agreement, Mr. Sacha H. Spindler resigned as Chairman, CEO and as a director of the Company, however, Mr. Spindler’s resignation as a director will not take effect until 10 days after this Information Statement has been filed with the Securities and Exchange Commission and transmitted to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors; Mr. Soumitra Sam Sen resigned as President and Chief Operating Officer of the Company; Mr. Rahul Gandhi resigned as CFO of the Company; Mr. Jose Bereskyj resigned as Senior VP of Business Development & Operations; and Mr. Justin Perryman resigned as a director.

Please read this Information Statement carefully. It contains biographical and other information concerning the executive officers and directors. All of the Company’s filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Room 1580, 100 F Street N.E., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Company’s filings may be obtained from the SEC’s website at http://www.sec.gov.

CHANGE IN CONTROL SINCE END OF LAST FISCAL YEAR

As disclosed above, the closing of the Agreement resulted in a change of control of the Company. There have been no other changes of control for the Company since December 31, 2008, the end of the Company’s last fiscal year.

Legal proceedings.

Other than set out below, we know of no material, active or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

On April 30, 2007, we commenced an arbitral action against San Enrique Petrolera SA (“SEPSA”), a Buenos Aires, Argentina based oil and gas company through the International Chamber of Commerce, Paris, France (the “ ICC”) requesting the ICC to enforce SEPSA’s obligations under the terms agreed upon in the Share Purchase Agreement (the “SPA”) and to sell to our company 100% of the shares of SEPSA and to award damages incurred by us related to our out of pocket expenses, loss of business opportunity and loss of revenue. SEPSA subsequently filed a counter claim with the ICC seeking awards for legal fees and translation costs related to this dispute.

The Company agreed to attend a formal hearing before the ICC tribunal during May 2008, where certain officers and representatives of the Company were interviewed by the ICC tribunal and the Company was able to comment to the ICC tribunal about the Company’s position related to the unresolved matters between the Company and SEPSA. Subsequent to the hearings, the ICC requested the Company to submit to the ICC, its closing arguments related to the arbitration within a specified period of time. The Company has claimed damages in the form of loss of revenue from July 1, 2006 through to the current date; loss of business opportunity related to increases to the values of assets owned and/or controlled by SEPSA and loss of-out-of-pocket expenses from the inception of the Company’s efforts to win the bid and complete the acquisition of SEPSA. SEPSA has filed a counter-claim for recovery of legal expenses and translation fees incurred to date related to the dispute between it and the Company. There is no determination as to the length of time necessary for the ICC to make any final renderings pursuant to the arbitral proceedings between the Company and SEPSA and whether or not any awards for damages will be made by the ICC and, further; there is no determination as to what the outcome of any potential final determinations made be the ICC related to damages awards may be.

In January 2009, the Company received a partial award from the ICC as the result of the binding arbitration action. The rendering by the ICC binding the parties to the award determines the SPA entered into between the Company and SEPSA on August 18, 2006 is terminated retroactively to October 31, 2006. It further determines that the SPA's early termination was seventy percent (70%) the responsibility of SEPSA and thirty percent (30%) the responsibility of the Company. The Company will support its final damages submission to the ICC through third party valuations evidencing the substantiation of the overall damages suffered by the Company as a result of it losing the business opportunity related to its planned acquisition of SEPSA. The ICC has informed the Company and SEPSA the final damages award rendering would be made by March 31, 2009. However, the Company, SEPSA and the arbitration tribunal have agreed that in order for the ICC to be in a position to facilitate the rendering of a final damages award, an extensive amount of evidence must be produced by SEPSA, and by the Company through a third party valuation report substantiating the Company’s damages, all evidence of which must thereafter be submitted to the arbitration tribunal for their analysis in order for them to conclude upon any final damages award being rendered. On this basis, there is no determination as to the length of time necessary for the ICC to render a final damages award.

Under the terms of the Share Exchange Agreement entered into by us on August 28, 2009 with Nationwide Energy Portal Inc., and subsequently closed on October 15, 2009, the Company’s two wholly owned subsidiaries, Pluris Energy Group Inc., a British Virgin Islands company (“PBVI”) and Pluris Sarmiento Petroleo SA, an Argentine company (“PSPSA”) must be divested of, with all liabilities associated with PBVI and PSPSA being transferred from the Company upon divestiture. Additional terms of the Agreement set out that the books of the Company would thereafter retain debt accruals of no greater than $175,000 due and owing at the Closing Date.

As a result of the subsidiary divestiture requirements under the Share Exchange Agreement, on August 29, 2009, the Company sold all of its rights, title and interests in and to PBVI and PSPSA for the transfer and assumption of approximately $1.3 million due and owing to numerous creditors of the Company (the “Company Debt Obligations”), inclusive of $697,541.19 in outstanding fees due and owing to the Argentine litigators (the “Litigator Fees”) undertaking the legal proceedings. Additionally, an indemnification was provided to us jointly by PBVI and Sacha H. Spindler for up to $1.0 million for any other Previous Liabilities that may arise from the Company’s operations prior to the Closing Date of the Share Exchange Agreement. Inclusive of this divestiture requirement, the ICC proceedings, and all current and future liabilities and any future outcome of the ICC proceedings were transferred to PBVI exclusively. As a result of the transfer of the Litigator Fees to PBVI, we remain a guarantor to the payment of the outstanding Litigator Fees only to the extent that in the event that an award rendering in favor of PBVI is rendered by the ICC, and that the collection of such reward is mistakenly misdirected to us, we have a fiduciary obligation to first pay the Litigator Fees up to the full amount of Litigator Fees, plus agreed upon bonus fees and if there are any remaining misdirected reward amounts mistakenly received by us remaining thereafter, those remaining amounts must be immediately transferred to PBVI.

We operate in the field of oil and gas exploration and are therefore subject to state and federal environmental regulations. Due to the diversity of these regulations compliance at all times cannot be assured.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of October 23, 2009, regarding beneficial ownership of Common Stock by: (i) each person known by the Company (based on publicly available filings with the SEC) to be the beneficial owner of more than 5% of the outstanding shares of its Common Stock; (ii) each current director, nominee and named executive officer of the Company and (iii) all current officers and directors as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as otherwise indicated below, the shareholders listed possess sole voting and investment power with respect to their shares.

As of the date of October 23, 2009, there are 190,000,000 shares of Common Stock issued and outstanding.

		Amount and Nature
Name and Address		of Beneficial	Percent of
of Beneficial Owner	Position	Ownership(1)	Common Stock

Sacha H. Spindler	Director(2)	11,386,299(3)	5.99%
200 - 1311 Howe St.,		Direct & Indirect
Vancouver, BC Canada
V6Z 2P3

Kenneth Koepke	Chairman, CEO and	62,937,500	33.13%
12929 Gulf Freeway	future director(4)	Direct
Suite 200,
Houston, TX 77034

Michael D. Massingill	Chief Technology	69,600,000	36.63%
12929 Gulf Freeway,	Officer	Direct
Suite 200,
Houston, TX 77034

All current officers and		143,923,799	75.75%
directors as a group (3)

Notes:

(1)

Beneficial ownership of Common Stock has been determined for this purpose in accordance with Rule 13d- 3 under the Exchange Act, under which a person is deemed to be the beneficial owner of securities if such person has or shares voting power or investment power with respect to such securities, has the right to acquire beneficial ownership within 60 days.

(2)

Mr. Sacha H. Spindler has agreed to resign as a director of the Company which resignation will not take effect until 10 days after this Information Statement has been filed with the Securities and Exchange

Commission and transmitted to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors.

(3)

This figure includes 3,000,000 shares owned directly by Mr. Sacha H. Spindler and 8,386,299 shares owned indirectly by Mr. Spindler through GT Venture Management AG, of which Mr. Spindler is a beneficiary of GT Venture Management AG.

(4)

Mr. Kenneth Koepke’s appointment as a director of the Company will not take effect until 10 days after this Information Statement has been filed with the Securities and Exchange Commission and transmitted to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors.

DIRECTORS AND EXECUTIVE OFFICERS

Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the members of our Board of Directors, executive officers and our significant employees as of October 22, 2009:

Name	Age	Positions and Offices Held	Date First Elected or Appointed
Kenneth Koepke	54	Chairman, CEO and future director(1)	October 15, 2009
Michael D. Massingill	57	Chief Technology Officer(2)	October 15, 2009
Sacha H. Spindler	47	Director(3)	February 12, 2003

Notes:

(1)

Mr. Kenneth Koepke was appointed Chairman, CEO and a director of the Company upon closing of the Agreement on October 15, 2009. However, Mr. Koepke’s appointment as a director of the Company will not take effect until 10 days after this Information Statement has been filed with the Securities and Exchange Commission and transmitted to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors.

(2)	Mr. Michael D. Massingill was appointed Chief Technology Officer of the Company upon closing of the Agreement on October 15, 2009.

(3)

Mr. Sacha H. Spindler has agreed to resign as a director of the Company which resignation will not take effect until 10 days after this Information Statement has been filed with the Securities and Exchange Commission and transmitted to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors.

Family Relationships

There are no family relationships between any of the Company’s directors or executive officers.

Business Experience

Kenneth R. Koepke (age 54) is a principal co-founder, the President and Chief Executive Officer and the key startup financier of Nationwide Energy Portal Inc. Mr. Koepke will also serve on the Board of Directors of the Company. Mr. Koepke’s main business strengths lie in start-up and early stage development of private companies in the software development, industrial equipment, pharmaceutical and health care sectors. Over the past ten years, Mr. Koepke has primarily been involved in the start-up and development of two home-healthcare providers, Excellence Health Care Inc. where he served as the company’s Business Development Director, and Providian Health Care Inc., a private home healthcare company he founded and currently serves as the company’s CEO. None of Mr. Koepke’s prior tenures included him acting in the capacity as a senior officer and/or director, nor were any of the previous companies reporting issuers during the time of his tenure. Mr. Koepke currently serves on no other Boards, nor is he a senior officer in any other company.

Michael D. Massingill (age 57) is a principal co-founder of Nationwide Energy Portal Inc. Mr. Massingill is the chief software architect responsible for the development, integration and deployment of Nationwide’s software portal. Mr. Massingill has been a software engineer/developer and senior software analyst for the past 25 years. From July, 2004 to May, 2005, Mr. Massingill was the Director of Information Systems for Stream Gas & Electric Ltd. where he was the primary co-developer of its software and oversaw all areas related to system integration, network management and software development in regard to Stream Energy's information technology architecture. From June of 2000 and currently, Mr. Massingill acts as a Senior System’s Analyst and Programmer for IntraSYS International, Inc. He has previously performed services for USDI/SkySite, a former US reporting issuer (OTCBB: USDI); TelOne Telecommunications, Baroid (now Halliburton), a US reporting issuer (NYSE: HAL); and numerous other software engineering and development firms throughout the United States over his career. Mr. Massingill earned his Certified Novel Netware Engineer designation in 1993. None of Mr. Massingill’s prior tenures included him acting in the capacity of a senior officer and/or director. Mr. Massingill currently serves on no other Boards, nor is he a senior officer in any other company.

Sacha Spindler (age 47) was appointed as our Chairman of the Board, a director and the Chief Executive Officer on February 12, 2003. As a successful business entrepreneur and venture capitalist, Mr. Spindler has over 29 years of experience in all aspects of business management, corporate development, finance and venture capital markets. Prior to founding our company, Mr. Spindler was instrumental in the formation and subsequent growth of several start-up companies in the high technology, resource and oil and gas industries. Among his demonstrated strengths, Mr. Spindler possesses in-depth knowledge of the equity markets and investment industry, as well as a strong fundamental background in the responsibilities of corporate development and operations. During the past 12 years, Mr. Spindler has successfully applied his knowledge and expertise in the areas of finance, structure, negotiations and business development to companies in the oil and gas industry.

Involvement in Certain Legal Proceedings
As of the date of this Statement no current or proposed director or executive officer of the Company is or has been involved in any existing or pending legal proceeding within the past five years concerning: (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

As of the date of this Statement we are not aware of any material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

There are no transactions, since the beginning of the Company’s fiscal year ended December 31, 2008, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000 or one percent of the average of the Company’s total assets at year end for the last two fiscal years, and in which any related person had or will have a direct or indirect material interest except as follows:

During the six months ended June 30, 2009, management fees of $180,000 were incurred to GT Venture Management AG, a private company of which Sacha H. Spinlder is a beneficiary, which provides services to the Company of which Sacha H. Spindler is a director and officer of the Company; 450,000 common shares valued at the quoted market price of $51,750 were issued to GT Venture Management AG as a bonus; 1,013,400 common shares valued at the quoted market price of $121,608 were issued to settle amounts owing to GT Venture Management AG of $206,658. At June 30, 2009, GT Venture Management AG was owed $103,773 (December 31, 2008: $206,658) for management fees due. The Company is committed to pay GT Venture Management AG $30,000 in management fees per month. The agreement with this party can be terminated by the Company at any time by providing 60 days written notice. Upon termination of the agreement, the Company is required to pay GT Venture Management AG severance of 24 months of monthly fees within 10 business days of the termination date plus an additional severance cash payment equating to the value of 5% of the Gross Market Capital Increase in the Company from January 1, 2007 until the date of the termination of this agreement.

During the six months ended June 30, 2009, management fees of $108,000 were incurred to Landmark Management Services SA, a private company of which Soumitra (Sam) Sen is a beneficiary, which provides services to the Company of which Soumitra (Sam) Sen is an officer of the Company; 325,000 common shares valued at the quoted market price of $37,375 was issued to Landmark Management Services SA as a bonus; 408,217 common shares valued at the quoted market price of $48,985 were issued to settle amounts owing to Landmark Management Services SA of $52,037. At June 30, 2009, Landmark Management Services SA was owed $107,999 for management fees due. The Company is committed to pay Landmark Management Services SA $18,000 in management fees per month. This agreement can be terminated by the Company at any time by providing 60 days written notice. Upon termination of the agreement, the Company is required to pay Landmark Management Services SA severance of 6 months of monthly fees within 10 business days of the termination date.

During the six months ended June 30, 2009, management fees of $18,000 were incurred to Rahul Gandhi, an officer of the Company; 150,000 common shares valued at the quoted market price of $17,250 was issued to Rahul Gandhi as a bonus. The Company is committed to pay Rahul

Gandhi $3,000 in management fees per month until April 1, 2010. At June 30, 2009, Rahul Gandhi was owed $26,883 for unpaid fees. The agreement automatically renews for four consecutive one-year terms unless either party terminates the agreement by providing thirty days written notice. This agreement can be terminated by the Company at any time by providing 30 days written notice.

During the six months ended June 30, 2009, management fees of $60,000 (2008: $Nil) were incurred to Jose Bereskyj, a vice-president of the Company. At June 30, 2009, Jose Bereskyj was owed $119,533 for management fees due. The Company is committed to pay Jose Bereskyj $10,000 in management fees per month. This agreement can be terminated by the Company at any time by providing 30 days written notice.

During the six months ended June 30, 2009, consulting fees of $6,000 were incurred to Justin Perryman, a director of the Company. At June 30, 2009, Justin Perryman was owed $8,998 for unpaid fees. The Company is committed to pay Justin Perryman $1,000 per month. This agreement can be terminated by the Company at any time by providing 30 days written notice. During the years ended December 31, 2008 and 2007, the Company entered the following transactions with a GT Venture Management AG:

-	Incurred management fees of $360,000 (2007: $360,000) to GT Venture Management AG, a private company, which provides services to the Company of Sacha H. Spindler, director and officer of the Company;

-	Settled $43,750 of unpaid fees into a private placement consisting of 175,000 units at $0.25 per unit, each unit consisting of one common share and one share purchase warrant;

-

Entered into a private placement agreement with GT Venture Management AG for 1,557,500 units at $0.25 per unit for total proceeds of $389,375, with each unit consisting of one common share and one common share purchase warrant, with each common share purchase warrant exercisable at $0.50 per common share for a period of 2 years from the date of issuance. The private placement agreement was entered into by the Company in settlement of $389,375 notes payable that were assumed by GT Venture Management AG from the note holder;

-	Settled $22,160 owed to GT Venture Management AG by issuing 92,334 common shares at the market price of $0.24 on October 8, 2008;

-	Issued 6,722,899 Series B, $0.001 par value preferred shares, which were paid for by GT Venture Management AG by offsetting management fees due from the Company to GT Venture Management AG; and

-

In May 2007, GT Venture Management AG converted $3,000 of unpaid fees into 3,000,000 Series A preferred shares. In June 2007, GT Venture Management AG converted $140,000 of unpaid fees into a private placement consisting of 560,000 units at $0.25 per unit. In December 2007, this party exercised 1,250,000 stock appreciation rights which resulted in $875,000 owing to GT Venture Management AG. The Company settled this debt plus an additional $75,000 owing to GT Venture Management AG for the exercise of 100,000 stock appreciation rights by issuing 1,250,000 common shares for the exercise of 1,250,000 stock options at $0.50, 100,000 common shares for the exercise of 100,000 stock options at $0.45 granted directly to the officer, and 560,000 common shares for the exercise of 560,000 share purchase warrants at $0.50.

At December 31, 2008, GT Venture Management AG was owed $206,658 (2007: $nil) by the Company. The Company is committed to pay GT Venture Management AG $30,000 in management fees per month. The agreement with this party can be terminated by the Company at any time by providing 60 days written notice. Upon termination of the agreement, the Company is required to pay GT Venture Management AG severance of 24 months of monthly fees within 10 business days of the termination date plus an additional severance cash payment equating to the value of 5% of the Gross Market Capital Increase in the Company from January 1, 2007 until the date of the termination of this agreement.

During the years ended December 31, 2008 and 2007, the Company entered the following transactions with Landmark Management Services SA, a private company, which provides services to the Company of Soumitra (Sam) Sen, an officer of the Company:

-	Incurred management fees of $216,000 (2007: $216,000), of which $nil (2007 - $13,500) was allocated to discontinued operations for work relating to the US oil and gas properties;

-	Settled $126,823 owed to Landmark Management Services SA by issuing 528,430 common shares at the market price of $0.24 on October 8, 2008;

-	Issued 1,963,200 Series B, $0.001 par value preferred shares, which were paid for by the officer by offsetting management fees due from the Company to Landmark Management Services SA; and

-

In May 2007, this officer converted $1,200 of unpaid fees into 1,200,000 Series A preferred shares. In June 2007, Landmark Management Services SA converted $30,000 of unpaid fees into a private placement consisting of 120,000 units at $0.25 per unit. In December 2007, this party exercised 750,000 stock appreciation rights which resulted in $525,000 owing to Landmark Management Services SA. The Company settled this debt by issuing 750,000 common shares for the exercise of 750,000 stock options at $0.50, 120,000 common shares for the exercise of 120,000 share purchase warrants at $0.50 and the issuance of 75,000 common shares for the remaining $90,000.

At December 31, 2008, Landmark Management Services SA was owed $52,037 (2007: $98,300) for unpaid management fees. The Company is committed to pay Landmark Management Services SA $18,000 in management fees per month. This agreement can be terminated by the Company at any time by providing 60 days written notice. Upon termination of the agreement, the Company is required to pay Landmark Management Services SA severance of 6 months of monthly fees within 10 business days of the termination date.

During the years ended December 31, 2008 and 2007, the Company entered the following transactions with Justin Perryman, a director of the Company:

-	Incurred management fees of $12,000 (2007: $$9,000) plus a bonus of $nil (2007: $45,000);

-	Settled $22,396 owed to the director by issuing 93,317 common shares at the market price of $0.24 on October 8, 2008;

-	Issued 93,317 Series B, $0.001 par value preferred shares for cash proceeds; and

-

In May 2007, this director converted $400 of unpaid fees into 400,000 Series A preferred shares. In June 2007, this director converted $45,000 of unpaid fees into a private placement consisting of 180,000 units at $0.25 per unit.

At December 31, 2008, this director was owed $2,998 (2007: $2,600) by the Company. The Company is committed to pay this director $1,000 per month. This agreement can be terminated by the Company at any time by providing 30 days written notice.

During the years ended December 31, 2008 and 2007, the Company entered the following transactions with Rahul Gandhi, an officer of the Company:

-	Incurred management fees of $30,000 (2007: $nil);

-	Settled $4,000 owed to the officer by issuing 16,667 common shares at the market price of $0.24 on October 8, 2008;

-	Issued 100,000 common shares to the officer at the closing market price of $0.26 on the date of issuance in payment of a bonus of $26,000; and

-	Issued 116,667 Series B, $0.001 par value preferred shares, which were paid for by the officer by offsetting management fees due from the Company to the officer.

At December 31, 2008, this officer was owed $8,883 (2007: $nil) for unpaid management fees. The Company is committed to pay this officer $3,000 in management fees per month until April 1, 2009. The agreement, which commenced in March 2008, automatically renews for four consecutive one-year terms unless either party terminates the agreement by providing thirty days written notice. This agreement can be terminated by the Company at any time by providing 30 days written notice.

During the years ended December 31, 2008 and 2007, the Company entered the following transactions with, Jose Bereskj a vice-president of the Company:

-	Incurred management fees of $60,000 (2007: $nil);

-	Settled $52,000 owed to the officer by issuing 216,667 common shares at the market price of $0.24 on October 8, 2008; and

-	Issued 466,667 Series B, $0.001 par value preferred shares, which were paid for by the officer by offsetting management fees due from the Company to the officer.

At December 31, 2008, this officer was owed $59,533 (2007: $nil) for unpaid management fees. The Company is committed to pay this officer $10,000 in management fees per month. This agreement can be terminated by the Company at any time by providing 30 days written notice.

During the year ended December 31, 2008, management fees of $nil (2007: $66,000) were incurred to Brian Fiddler, a former officer of the Company. At December 31, 2008, this officer was owed $nil (2007: $7,500) for management fees due. The Company was committed to pay this officer $5,500 in management fees per month. On January 24, 2008, this officer resigned from the Company.

During the year ended December 31, 2008, consulting fees of $nil (2007: $7,900) were incurred to Tim Russell, a former director of the Company. In May 2007, this director converted $200 of unpaid fees into 200,000 Series A preferred shares. On August 22, 2007, this director resigned; no severance fees were paid and none are owed. Pursuant to the terms of a Shareholders Agreement entered into between this director and the Company related to the issuance of the Series A preferred shares, subsequent to the resignation of this director, 200,000 Series A preferred shares have been returned to the Company’s treasury and cancelled.

During the year ended December 31, 2008, consulting fees of $nil (2007: $7,500) were incurred to a relative of a director of the Company. In June 2007, this consultant converted $30,000 of unpaid fees into a private placement consisting of 120,000 units at $0.25 per unit. At December 31, 2007, this individual was owed $nil (2007: $nil) for consulting fees due. This consulting agreement expired on March 31, 2007 and no further fees are due.

At December 31, 2007, the Company recorded an accrued liability of $421,250, which is included in management and consulting fees, related to the exercise of SARs by two officers of the Company in accordance with certain provisions for tax indemnities in the officers’ management consulting agreements.

All related party transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The settlement amount of liabilities are valued at amount equal to the value number of common shares at the closing quoted market price on the settlement date. Where settlements completed at other than market value, the excess over the settlement amount was recorded as a compensation charge to management and consulting fees or excess under the settlement amount was recorded to additional paid-up capital. Other related party transactions are disclosed in Note 10 of the consolidated financial statements.

Subject to the terms of the Share Exchange Agreement between the Company and Nationwide Energy Portal Inc., the Company transferred all rights, title and interest to GT Venture Management AG (“GTV”), a company that the former CEO, Sacha H. Spindler is a beneficiary in and to the Company’s ownership of PBVI and PSPSA, in consideration of the Company’s debt obligations being assumed by GTV. On August 29, 2009, we completed the sale of PBVI and PSPSA to GTV pursuant to the terms of a purchase and sale agreement that was executed by us and GTV, whereby 100% of the rights, title and interest in and to PBVI and PSPSA are now owned by GTV. As a result of this related party transaction, the debts remaining on our books as at September 30, 2009 as a result of the transfer to GTV of the Company’s debt obligations and the transfer of ownership of PBVI and PSPSA to GTV was $175,068.35.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s executive officers, directors and persons who beneficially own more than 10% of the Company’s Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons that no Form 5s were required for those persons, we believe that, during the year ended December 31, 2008, all filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, with the exception of the following:

Name	Number of Late Reports	Number of Transactions Not Reported on a Timely Basis	Failure to File Requested Forms
S. Sam Sen	3(1)	10	Nil
Sacha H. Spindler	4(1)	16	Nil
Brian Fiddler(2)	3(1)	5	Nil
Justin Perryman	5(1)	27	Nil
Timothy G. Russell(3)	2(1)	3	Nil

Notes:

(1)	The named officer, director or greater than 10% shareholder, as applicable, filed a late Form 4 - Statement of Changes in Beneficial Ownership.
(2)	Mr. Fiddler resigned as our chief financial officer on January 24, 2008.
(3)	Mr. Russell resigned as a director of our company on August 22, 2007.

CORPORATE GOVERNANCE

Each director holds office until the next annual meeting of stockholders, and until his successor is elected and qualified. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of stockholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any current or proposed officers or directors of the Company.

Director Independence

As of the date of this annual report, our Common Stock is traded on the OTC Bulletin Board (the “OTCBB”). The OTCBB does not impose on us standards relating to director independence or the makeup of committees with independent directors, or provide definitions of independence. However, under the definition of “Independent Director” as set forth in the NYSE AMEX Company Guide Section 8.03A, Mr. Kenneth R. Koepke will not be independent when he is appointed sole director of the Company. Prior to the closing of the Agreement, the Company had two directors, Mr. Sacha H. Spindler and Mr. Justin Perryman of which Mr. Perryman was considered an “Independent Director.”

Board Meetings and Committees; Annual Meeting Attendance

The Board of Directors held seven meetings during the fiscal year ended December 31, 2008. The Company currently has no formal policy regarding board members’ attendance at annual meetings of stockholders. The Company held no annual or special meetings of stockholders in the last fiscal year ended December 31, 2008.

As of the date of this Information Statement, the Company’s Board of Directors has not appointed an audit committee, nominating committee or compensation committee; however, the Company is not currently required to have such committees. Due to the early development stage of the Company and the lack of any independent members on the Board of Directors, the Company has determined that the functions ordinarily handled by such committees should be handled by the entire Board of Directors. The Board of Directors intends, however, to review our governance structure and institute board committees and charters as necessary and advisable in the future, to facilitate the management of the Company’s business.

Nomination Committee

At the present time, the Company does not have a nomination committee. The Company intends to adopt a nomination committee in the future.

As of the date of this Information Statement, the Company does not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. The Company believes that a specific nominating policy would be premature and of little assistance until the Company’s business operations develop to a more advanced level. The Company does not currently have any specific or minimum criteria for the election of nominees to the Board of Directors, and does not have any specific process or procedure for evaluating such nominees. The current Board of Directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

Audit Committee

As of the date of this Information Statement, the role of our audit committee is performed by our Board of Directors, which consists of our sole director, Mr. Sacha H. Spindler who has agreed to resign. Mr. Sacha H. Spindler’s resignation will not take effect until 10 days after this Information Statement has been filed with the Securities and Exchange Commission and transmitted to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors and, upon his resignation, Mr. Sacha H. Spindler will be replaced by Mr. Kenneth R. Koepke.

Mr. Kenneth R. Koepke is not deemed independent as he holds the officer positions of Chairman and CEO. The audit committee is responsible for: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (iii) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (iv) engaging outside advisors; and (v) funding for the outside auditory and any outside advisors engagement by the audit committee.

Our board of directors has determined that it does not have a member of its audit committee who qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K.

From inception to present date, we believe that the members of our audit committee and the board of directors have been and are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

Compensation Committee

To date no executive or director compensation has been paid by the Company and the Company does not have defined policy or procedures with respect to executive and director compensation. Due to the early development stage of the Company and the lack of any independent members on the Board of Directors, the Company has determined that the functions ordinarily handled by such a committee should be handled by the entire Board of Directors.

Shareholder Communications

As of the date of this Information Statement, the Company does not have a defined process for security holders to send communications to the Board of Directors. Security holders that wish to communicate with the Board of Directors are encouraged to contact the Company at its head office by letter or telephone.

EXECUTIVE COMPENSATION

In this item, “named executive officer” means:

(i)	all individuals serving as the Company’s principal executive officer or acting in a similar capacity during the last completed fiscal year (“PEO”), regardless of compensation level;

(ii)

the Company’s two most highly compensated executive officers other than the PEO who were serving as executive officers at the end of the last completed fiscal year and whose total compensation exceeds $100,000; and

(iii)

up to two additional individuals for whom disclosure would have been provided pursuant to paragraph (ii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the last completed fiscal year.

Summary Compensation Table

The following table contains disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the Company’s named executive officers by any person for all services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2008 and December 31, 2007:

Name and principal position	Year(1)	Salary ($)	Bonus ($)	Stock awards ($)	Option awards(2) ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation(2) ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Sacha H. Spindler CEO, Chairman	2008 2007	Nil Nil	Nil Nil	Nil Nil	Nil 950,000	Nil Nil	Nil Nil	380,000 360,000	380,000 1,310,000
S. Sam Sen President and COO	2008 2007	Nil Nil	60,000 353,250	Nil Nil	Nil 525,000	Nil Nil	Nil Nil	300,000 216,000	360,000 1,094,250
Rahul Gandhi CFO	2008 2007	Nil Nil	26,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	30,000 Nil	56,000 Nil

Notes:

(1)	Year ended December 31.
(2)

The amount of the Option Awards represents the fair value of the stock options granted and recognized for financial reporting purposes during the year indicated. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option valuation model with the following assumptions being used: expected dividend yield 0.0%; expected volatility ranging from 98% - 180%; risk-free interest rate; 2%; and expected term is 10 years.

(3)

In addition to the equity awards agreed upon under the Equity Incentive Plan, our Company accrues sums on behalf of the officers equivalent to the gross tax payable by reason of receipts of equity awards granted and exercised.

Outstanding Equity Awards at Fiscal Year-End

The particulars of unexercised options, stock that has not vested and equity incentive plan awards for the Named Executive Officers as at the year ended December 31, 2008, is set out in the following outstanding equity awards table:

	Options Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Sacha H. Spindler	52,000 100,000 1,500,000	Nil Nil Nil	Nil Nil Nil	$0.75 $0.75 $0.50	Mar-04-14 Jul-22-14 Apr-01-18	Nil Nil Nil	Nil Nil Nil	3,000,000	$225,500
S. Sam Sen	900,000	Nil	Nil	$0.50	Apr-01-18	Nil	Nil	1,200,000	$90,000
Rahul Gandhi	75,000	25,000	Nil	$0.50	Apr-01-09	Nil	Nil	Nil	Nil

Director Compensation

The particulars of compensation paid to our directors for our year ended December 31, 2008 is set out in the following director compensation table:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Justin Perryman	$9,000	Nil	Nil	Nil	Nil	$Nil	$9,000

Stock Option Plan

On July 23, 2004, our board of directors unanimously approved and adopted a 2004 stock option plan (the “Stock Option Plan”), which provides for the granting of up to 1,200,000 shares of common stock. The purpose of the Stock Option Plan is to advance our interests and the interests of our shareholders by affording our key personnel opportunity for investment and the incentive advantages inherent in stock ownership. Pursuant to the provisions of the Stock Option Plan, stock options (the “Stock Options”) will be granted only to our key personnel, generally defined as a person designated by our board of directors upon whose judgment, initiative and efforts we may rely including any of our directors, officers, employees or consultants.

The Stock Option Plan is to be administered by our board of directors, which shall determine: (i) the persons to be granted Stock Options under the Stock Option Plan; (ii) the number of shares subject to each option, the exercise price of each Stock Option; and (iii) whether the Stock Option shall be exercisable at any time during the option period of ten (10) years or whether the Stock Option shall be exercisable in installments or by vesting only. The Stock Option Plan provides authorization to our board of directors to grant Stock Options to purchase a total number of shares of our common stock, not to presently exceed 1,200,000 shares of common stock as at the date of adoption by our board of directors of the Stock Option Plan. At the time a Stock Option is granted under the Stock Option Plan, our board of directors shall fix and determine the exercise price at which shares of our common stock may be acquired; provided, however, that any such exercise price shall not be less than that permitted under the rules and policies of any stock exchange or over-the-counter market which is applicable to us.

In the event an optionee who is one of our directors or officers ceases to serve in that position, any Stock Option held by such optionee generally may be exercisable within up to ninety (90) calendar days after the effective date that his position ceases, and after such 90-day period any unexercised Stock Option shall expire. In the event an optionee who is one of our employees or consultants ceases to be employed by us, any Stock Option held by such optionee generally may be exercisable within up to sixty (60) calendar days (or up to thirty (30) calendar days where the optionee provided only investor relations services to the Company) after the effective date that his employment ceases, and after such 60- or 30-day period any unexercised Stock Option shall expire.

No Stock Options granted under the Stock Option Plan will be transferable by the optionee, and each Stock Option will be exercisable during the lifetime of the optionee subject to the option period of ten (10) years or limitations described above. Any Stock Option held by an optionee at the time of his death may be exercised by his estate within one (1) year of his death or such longer period as the board of directors may determine.

Unless restricted by the option agreement, the exercise price shall by paid by any of the following methods or any combination of the following methods: (i) in cash; (ii) non-forfeitable, unrestricted or restricted shares of common stock, which are already owned by the optionee and have a market referenced value at the time of exercise that is equal to the Option price; (iii) any other legal consideration that the board of directors may deem appropriate, including without limitation any for of consideration authorized on such basis as our board of directors may determine in accordance with the Stock Option Plan; and (iv) any combination of the foregoing. Our board of directors in its sole discretion may permit a so-called “cashless exercise” (net exercise of the Stock Options).

The Stock Option Plan further provides that, subject to the provisions of the Stock Option Plan and prior shareholder approval, our board of directors may grant to any of our key personnel who is an employee eligible to receive options one or more incentive stock options to purchase the number of shares of our common stock allotted by the board of directors (the “Incentive Stock Options”). The option price per share of our common stock deliverable upon the exercise of an Incentive Stock Option shall be no less than fair market value of a share of our common stock on the date of grant of the Incentive Stock Option. In accordance with the terms of the Stock Option Plan, “fair market value” of the Incentive Stock Option as of any date shall not be less than the closing price for the shares of our common stock on the last trading day preceding the date of grant. The option term of each Incentive Stock Option shall be determined by our board of directors, which shall not commence sooner than from the date of grant and shall terminate no later than ten (10) years from the date of grant of the Incentive Stock Option, subject to possible early termination as described above.

Performance Stock Incentive Plan

On March 6, 2006, our board of directors, pursuant to unanimous consent, approved the adoption of a performance stock incentive plan – 2006 (the “Performance Stock Incentive Plan”) with an effective date of March 1, 2006 (the “Effective Date”), pursuant to which shares of our restricted common stock will be allocated and issued into escrow in the record name of certain officers, directors and/or employees/consultants as incentives at an original issue price of $0.001 par value per share (the “Escrowed Performance Shares”). The board of directors deemed adoption and approval of the Performance Stock Incentive Plan to be in our best interests and those interests of our shareholders based upon an analysis of several factors including, but not limited to the following: (i) to retain and attract the best available personnel as our directors, management, advisers and consultants of the Company (the “Participants”) to enhance the continued successful performance to date of our operational business plan by management; (ii) to create inducements and incentives for the Participants based on achievement of certain performance criteria to encourage maximization of our further operational success and growth, thus creating substantial value for our shareholders; (iii) to provide our management with a measure of control to ensure continuity and successful future performance of our operational business plan goals; and (iv) to simultaneously create combined operational efficiency of incentives for our management and enhancement of our capital by associated realization costs. Based upon the terms and provisions of the Performance Stock Incentive Plan:

(i)

an aggregate of 700,000 Escrowed Performance Shares can be purchased from escrow by a participant (the “Participant”) at a price of $2.50 per share commencing one year from the Effective Date for up to five years;

(ii)

an aggregate of 900,000 Escrowed Performance Shares can be purchased from escrow by a Participant at a price of $5.00 per share on or before the first three years after the Effective Date, if our assets increase by 50%, the market share price of our common stock achieves a minimum of $6.25, and our financial statements reflect a minimum $3,000,000 profit before taxes, depletion, amortization and stock based compensation charges;

(iii)

an aggregate of 1,200,000 Escrowed Performance Shares can be purchased from escrow by a Participant at a price of $6.25 per share on or before the first five years after the Effective Date, if our assets increase by 100%, the market share price of our common stock achieves a minimum of $10.00, and our financial statements show a minimum $6,000,000 profit before taxes, depletion, amortization and stock based compensation charges;

(iv)

an aggregate of 1,500,000 Escrowed Performance Shares can be purchased from escrow by a Participant at a price of $7.50 per share on or before the first seven years after the Effective Date, if our assets increase by 200%, the market share price of our common stock achieves a minimum of $15.00, and our financial statements show a minimum of $9,000,000 profit before taxes, depletion, amortization and stock based compensation charges; and

(v)

an aggregate of 1,700,000 Escrowed Performance Shares can be purchased from escrow by a Participant at a price of $10.00 per share on or before the termination date, if our assets increase by 400%, the market share price of our common stock achieves a minimum of $20.00, and our financial statements show a minimum of $15,000,000 profit before taxes, depletion, amortization and stock based compensation charges.

The Escrowed Performance Shares shall participate as to all the rights of a shareholder, including voting rights, except that until earned and paid from escrow, the Escrowed Performance Shares shall not participate in dividends, assets or other distributions. The Escrowed Performance Shares can be purchased by the Participant: (i) cash; (ii) shares of common stock which are already owned by the participant and have an aggregate market referenced value as determined by the board; (iii) any other legal consideration that the board may deem appropriate; and (iv) a cashless exercise based upon a certain formula. Any Escrowed Performance Shares not earned during the specified time frame set forth above may be carried forward. At termination of the Performance Stock Incentive Plan, all Escrowed Performance Shares not earned will be cancelled and returned to treasury.

At December 31, 2008, a total of 6,000,000 performance shares are unvested and may be purchased from escrow at a price ranging from $2.50 to $10.00 per share, based on the Company’s common stock achieving a minimum market price ranging from $6.25 to $20.00 per share and the Company’s assets increasing by a minimum of 50% to 400%. No stock-based compensation has been recorded on the unvested escrow performance shares as it is not probable that performance conditions will be met.

On June 22, 2009, the board of directors of the Company, voted by unanimous consent to amend the terms of section 8 of the Performance Stock Incentive Plan: “Adjustments Upon Changes in Capitalization or Merger”, whereby a third paragraph was added to section 8, as amended, and now includes the following language: “In the event of a merger, consolidation, roll-up, reverse merger or other form of business combination that results in a change of control comprising 50% or more of the voting rights in and to the Company, the Board of Directors has determined in its sole and absolute discretion that all Incentive Awards currently available under the PSIP shall fully vest and be distributed to the holders thereof at a price of the par value of the Incentive Awards, which has already been received by the Company as paid in capital there under, as consideration by the holders of the Incentive Awards seceding to the change of control if such change of control results in the holders of the Incentive Awards being required to resign from their Management, Officer and/or Director positions with the Company.” On July 18, 2006, our board of directors, pursuant to unanimous consent, approved the adoption of an “Equity Incentive Plan” (the “EIP”), that provides for the granting of specific awards (the “Awards), whereby the maximum aggregate number of shares of our common stock that may be issued and sold under all Awards granted under the EIP shall be equal to 20% of the issued and outstanding common stock (on a fully diluted basis) on the date of any particular grant. To date we have registered 2,000,000 common shares under a Form S-8 Registration Statement filed with the United States Securities and Exchange Commission under the EIP. Additionally, during 2007 we granted a total of 4,765,000 options at prices ranging from $0.25 to $0.57 and a total of 3,885,000 stock appreciation rights (“SARs”) at prices ranging from $0.35 to $0.50 under the EIP. During 2007, 3,157,822 SARs were exercised for a total amount of proceeds due by us to the grantees of $2,248,500, those amounts of which were used to offset the costs associated with the exercise of 2,707,822 options. We are committed during 2009 to grant to officers, directors and senior management of our company an aggregate 3,650,000 options and 3,650,000 SARs. Over the course of the remaining terms of contracts entered into by us for specific officers and senior management, we are committed to grant 13,975,000 options and 13,975,000 SARs inclusive of the 2008 commitments described above.

DATED: October 23, 2009

Pluris Energy Group Inc.

/s/ Kenneth Koepke
Kenneth Koepke
Chairman and CEO